UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: November 17, 2005

SOLAR ENERGY LIMITED
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

1-14791	76-0418364
(Commission File Number)	(IRS Employer Identification Number)

Andrew Wallace, Chief Executive Officer
145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
(Address of principal executive offices)

(604) 669-4771
(Registrant's telephone number, including area code)

2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On November 17, 2005, Solar Energy Limited ("Company") entered into an Amendment to the Stock Purchase Agreement ("D2 Amendment") with D2Fusion Inc. ("D2Fusion") and Russ George, the sole shareholder of D2Fusion, in connection with the Company's acquisition of D2Fusion.

The Company acquired 100% of the common stock of D2Fusion for a purchase price of two million dollars ($2,000,000) in the form of a convertible debenture pursuant to a Stock Purchase Agreement dated August 18, 2005 ("D2 Agreement"). The convertible debenture had a 5 year term, bore interest at 5% (payable only in the event that D2Fusion realized net income from operations) and was convertible into the Company's shares at 10% below market, not to exceed one dollar ($1.00), twelve months after the execution of the D2 Agreement through the remaining term of the debenture. The D2 Agreement also required the Company to appoint Russ George to the Company's board of directors.

The D2 Amendment amended the D2 Agreement to permit Mr. George to convert the convertible debenture into shares of the Company's common stock at any time through the remaining term of the debenture and deleted the requirement that Mr. George be appointed to the board of directors of the Company.

Mr. George elected to convert the convertible debenture for $2,000,000 at $1.00 a share or 2,000,000 shares of the Company's common stock on November 21, 2005.

On November 17, 2005, the Company entered into an Amendment to the Stock Purchase Agreement ("Planktos Amendment") with Planktos Inc. ("Planktos") and Russ George, the sole shareholder of Planktos, in connection with the Company's acquisition of Planktos.

The Company acquired 100% of the common stock of Planktos for a purchase price of one million five hundred thousand dollars ($1,500,000) in the form of a convertible debenture pursuant to a Stock Purchase Agreement dated August 10, 2005 ("Planktos Agreement"). The convertible debenture had a 5 year term, bore interest at 5% (payable only in the event that Planktos realized net income from operations) and was convertible into the Company's shares at 10% below market, not to exceed one dollar ($1.00), twelve months after the execution of the Planktos Agreement through the remaining term of the debenture. The Planktos Agreement also required the Company to appoint Russ George to the Company's board of directors.

The Planktos Amendment amended the Planktos Agreement to permit Mr. George to convert the convertible debenture into shares of the Company's common stock at any time through the remaining term of the debenture and deleted the requirement that Mr. George be appointed to the board of directors of the Company.

Mr. George elected to convert the convertible debenture for $1,500,000 at $1.00 a share or 1,500,000 shares of the Company's common stock on November 21, 2005.

Item 3.02   **Unregistered Sales of Equity Securities**

On November 17, 2005 the Company authorized the issuance of 3,500,000 shares of common stock to Russ George on the conversion of debentures with an aggregate value of $3,500,000 at $1.00 pursuant to the terms of the D2 Agreement as amended and the Planktos Agreement, as amended. The Company relied on exemptions provided by Section 4(2) and Regulation D of the Securities Act. No sales commissions were paid in connection with this transaction.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for on the conversion of debentures; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

Item 7.01   **Regulation FD Disclosure**

The information contained herein includes the D2 Amendment dated November 17, 2005 between the Company, D2Fusion and Russ George attached as Exhibit 10(i), the Planktos Amendment dated November 17, 2005 between the Company, Planktos and Russ George attached as Exhibit 10(ii), and a press release dated November 28, 2005 announcing the amendments and the conversion attached as Exhibit 99, all of which are incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

Item 9.01   **Financial Statements and Exhibits**

The following exhibits are included:

Exhibit No.	Page No.	Description
10(i)	4	Amendment to the Stock Purchase Agreement dated November 17, 2005 between the Company, D2Fusion and Russ George.
10(ii)	8	Amendment to the Stock Purchase Agreement dated November 17, 2005 between the Company, Planktos and Russ George.
99	12	Press Release dated November 28, 2005 announcing the conversion of debentures pursuant to the D2Fusion and Planktos acquisitions.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Solar Energy Limited	**Date**
By: /s/ Andrew Wallace	November 28, 2005
Name: Andrew Wallace	
Title: Chief Executive Officer	

EXHIBIT 10(i)

AMENDMENT
TO THE
STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO THE STOCK PURCHASE AGREEMENT ("Amendment") is entered into as of November 17, 2005, by and between Solar Energy Limited, a Delaware corporation ("Company"), D2Fusion Inc., a California corporation ("D2Fusion"), and Russ George, the sole shareholder of D2Fusion ("Seller") (herein referred to each as a "Party" and together as the "Parties").

WHEREAS, the Parties entered into a certain Stock Purchase Agreement dated August 18, 2005 ("Original Agreement"), for the purpose and consideration therein expressed; and

WHEREAS, the Parties desire to amend the Original Agreement and its attached Convertible Debenture such that the debenture may be convertible at any time through the remaining term of the debenture; and

WHEREAS, the Parties desire to amend the Original Agreement to remove the condition incumbent upon the Company to appoint Seller to the Company's board of directors.

NOW, THEREFORE, in consideration of the foregoing and subject to the terms and conditions herein contained, the Parties hereto agree as follows:

1. Defined Terms. Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Original Agreement shall have the same meanings whenever used in this Amendment.

2. Amendments to the Original Agreement and the Attached Convertible Debenture.

    2.1 ARTICLE II PURCHASE AND SALE OF SHARES, Section 2.3, of the Original Agreement.

    Section 2.3 of the Original Agreement is hereby amended in its entirety to provide as follows:

    "2.3. Purchase Price Payment. The Company shall issue and deliver to Seller at Closing the Company Debenture (attached as Exhibit A hereto) in the principal amount of $2,000,000 that shall accrue interest at five percent (5%) per annum over a five (5) year term convertible at any time through the term of the Company Debenture into shares of the Company's common stock, par value $0.0001 ("Company Shares") at a price not to exceed the lesser of one dollar ($1.00) per share or a ten percent (10%) discount to market price at the time of conversion in exchange for Seller's sale and delivery to the Company of the D2Fusion Shares."

2.2   <u>CONVERTIBLE DEBENTURE, Section 3.1. (a) of the Original Agreement.</u>

Section 3.1. (a) of the Convertible Debenture is hereby amended in its entirety to provide as follows:

"(a) The Holder of this Debenture shall have the option to convert the principal due into shares of the Company's common stock, par value $0.0001 ("Common Stock") at any time prior to the Maturity Date ("Holder's Stock Conversion Privilege"), at the lesser rate of one dollar ($1.00) per share of the Company's Common Stock or a rate determined by a ten percent (10%) discount off the ten (10) day trading average of the Company's Common Stock over the ten (10) days immediately prior to giving notice to the Company of Holder's intention to convert ("Stock Conversion Price"). In the event that the Company shall cause D2F to become a separate public company, pursuant to an initial public offering, reverse acquisition or merger, the Company Debenture shall be convertible, at Holder's option, into shares of the separate public entity on the same terms and conditions. The number of shares of Common Stock issuable upon conversion of this Debenture is determined by dividing the principal by the Stock Conversion Price."

2.3   <u>EXHIBIT "A" NOTICE OF CONVERSION, of the Original Agreement.</u>

EXHIBIT "A" NOTICE OF CONVERSION is hereby amended in its entirety to provide as follows:

"EXHIBIT "A"
NOTICE OF CONVERSION
(To be Executed by the Registered Holder in order to Convert the Debenture.)

The undersigned hereby irrevocably elects, as of _____, 200__ to convert US $_____ of the Debenture, including any accrued interest, into Shares of Common Stock ("Shares") of Solar Energy Limited ("Company") according to the conditions set forth in the Convertible Debenture dated August 18, 2005 as amended November 17, 2005.

Date of Conversion   _____

Conversion Price   _____

Number of Shares Issuable upon this conversion   _____

Debenture Holder

Name : _____
[Please print]

Address : _____

_____

City	State	Postal Code

Phone : _____   Fax : _____

Signature : _____   Date : _____ "

2.4   ARTICLE IV CLOSING, Section 4.2.2.3. of the Original Agreement.

Section 4.2.2.3 of the Original Agreement is deleted in its entirety as follows:

"Section 4.2.2.3   [DELETED SUB-SECTION]"

3.   Conditions of Effectiveness. This Amendment shall become effective when the Company has received the counterparts of this Amendment, executed and delivered by D2Fusion and the Seller.

4.   Representations and Warranties of the Company. In order to induce D2Fusion and the Seller to enter into this Amendment, the Company hereby makes the following representations and warranties to D2Fusion and the Seller:

4.1.   Corporate Power and Authorization. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Amendment.

4.2.   No Conflict. Neither the execution and delivery by the Company of this Amendment nor the consummation of the transactions contemplated or required hereby nor compliance by the Company with the terms, conditions and provisions hereof will conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company or any law, regulation, order, writ, injunction or decree of any court or governmental instrumentality or any agreement or instrument to which the Company is a party or by which any of its properties is bound, or constitute a default thereunder or result in the creation or imposition of any lien.

4.3.   Authorization; Governmental Approvals. The execution and delivery by the Company of this Amendment and the consummation of the transactions contemplated hereby (i) have been duly authorized by all necessary corporate action on the part of the Company and (ii) do not and will not require any authorization, consent, approval or license from or any registration, qualification, designation, declaration or filing with, any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.4.   Valid and Binding Effect. This Amendment has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

5.   Amendment to Original Agreement. The Original Agreement is hereby, and shall henceforth be deemed to be, amended, modified and supplemented in accordance with the provisions hereof, and the respective rights, duties and obligations under the Original Agreement shall hereafter be determined, exercised and enforced under the Original Agreement, as amended, subject in all respects to such amendments, modifications, and supplements and all terms and conditions of this Amendment.

6.   Ratification of the Original Agreement. Except as expressly set forth in this Amendment, all agreements, covenants, undertakings, provisions, stipulations, and promises contained in the Original Agreement are hereby ratified, readopted, approved, and confirmed and remain in full force and effect.

7. <u>No Implied Waiver.</u> The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver or modification of any provision of, or operate as a waiver of any right, power or remedy of the Parties under the Original Agreement or prejudice any right or remedy that the Parties may have or may have in the future under or in connection with the Original Agreement or any instrument or agreement referred to therein. The Parties acknowledge and agree that the representations and warranties contained in the Original Agreement and in this Amendment shall survive the execution and delivery of this Amendment and the effectiveness hereof.

8. <u>Multiple Counterparts.</u> This Amendment may be executed in several counterparts, each of which will be deemed to be an original but all of which will constitute one in the same instrument. However, in enforcing any Party's rights under this Amendment it will be necessary to produce only one copy of this Amendment signed by the party to be charged. A signature sent by legible facsimile shall be deemed an original.

9. <u>Governing Law.</u> This Amendment will be construed and enforced in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflicts of law. Each of the Parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Delaware in connection with any dispute arising under this Amendment and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each of the Parties hereby agrees that if a Party to this Amendment obtains a judgment against it in such a proceeding, the Party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each Party to this Amendment irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party at its address set forth in the Original Agreement. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by law.

The undersigned acknowledges that this Amendment shall not be effective unless and until accepted by the Company as indicated below.

Russ George "Seller"

/s/ Russ George   Dated this 21st day of November, 2005

D2Fusion Inc. "D2Fusion"

By: /s/ Russ George   Dated this 21st day of November, 2005
Russ George
President

Solar Energy Limited "Company"

By: /s/ Andrew Wallace   Accepted this 17th day of November, 2005
Andrew Wallace
Chief Executive Officer

EXHIBIT 10(ii)

AMENDMENT
TO THE
STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO THE STOCK PURCHASE AGREEMENT ("Amendment") is entered into as of November 17, 2005, by and between Solar Energy Limited, a Delaware corporation ("Company"), Planktos, Inc., a California corporation ("Planktos"), and Russ George, the sole shareholder of Planktos ("Seller") (herein referred to each as a "Party" and together as the "Parties").

WHEREAS, the Parties entered into a certain Stock Purchase Agreement dated August 10, 2005 ("Original Agreement"), for the purpose and consideration therein expressed; and

WHEREAS, the Parties desire to amend the Original Agreement and its attached Convertible Debenture such that the debenture may be convertible at any time through the remaining term of the debenture; and

WHEREAS, the Parties desire to amend the Original Agreement to remove the condition incumbent upon the Company to appoint Seller to the Company's board of directors.

NOW, THEREFORE, in consideration of the foregoing and subject to the terms and conditions herein contained, the Parties hereto agree as follows:

1.   Defined Terms. Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Original Agreement shall have the same meanings whenever used in this Amendment.

2.   Amendments to the Original Agreement and the Attached Convertible Debenture.

    2.1   ARTICLE II PURCHASE AND SALE OF SHARES, Section 2.3, of the Original Agreement.

    Section 2.3 of the Original Agreement is hereby amended in its entirety to provide as follows:

    "2.3.   Purchase Price Payment. The Company shall issue and deliver to Seller at Closing the Company Debenture (attached as Exhibit A hereto) in the principal amount of $1,500,000 that shall accrue interest at five percent (5%) per annum over a five (5) year term convertible at any time through the term of the Company Debenture into shares of the Company's common stock, par value $0.0001 ("Company Shares") at a price not to exceed the lesser of one dollar ($1.00) per share or a ten percent (10%) discount to market price at the time of conversion in exchange for Seller's sale and delivery to the Company of the Planktos Shares."

2.2 <u>CONVERTIBLE DEBENTURE, Section 3.1. (a) of the Original Agreement.</u>

Section 3.1. (a) of the Convertible Debenture is hereby amended in its entirety to provide as follows:

"(a) The Holder of this Debenture shall have the option to convert the principal due into shares of the Company's common stock, par value $0.0001 ("Common Stock") at any time prior to the Maturity Date ("Holder's Stock Conversion Privilege"), at the lesser rate of one dollar ($1.00) per share of the Company's Common Stock or a rate determined by a ten percent (10%) discount off the ten (10) day trading average of the Company's Common Stock over the ten (10) days immediately prior to giving notice to the Company of Holder's intention to convert ("Stock Conversion Price"). The number of shares of Common Stock issuable upon conversion of this Debenture is determined by dividing the principal by the Stock Conversion Price."

2.3 <u>EXHIBIT "A" NOTICE OF CONVERSION, of the Original Agreement.</u>

EXHIBIT "A" NOTICE OF CONVERSION is hereby amended in its entirety to provide as follows:


"EXHIBIT "A"
NOTICE OF CONVERSION
(To be Executed by the Registered Holder in order to Convert the Debenture.)


The undersigned hereby irrevocably elects, as of _____, 200__ to convert US $_____ of the Debenture, including any accrued interest, into Shares of Common Stock ("Shares") of Solar Energy Limited ("Company") according to the conditions set forth in the Convertible Debenture dated August 10, 2005 as amended November 17, 2005.

Date of Conversion _____

Conversion Price _____

Number of Shares Issuable upon this conversion _____


Debenture Holder


Name : _____

[Please print]

Address : _____

_____

City	State	Postal Code

Phone : _____ Fax : _____

Signature : _____ Date : _____ "

2.4 ARTICLE IV CLOSING, Section 4.2.2.3., of the Original Agreement.

Section 4.2.2.3 of the Original Agreement is deleted in its entirety as follows:

"Section 4.2.2.3   [DELETED SUB-SECTION]"

3.   Conditions of Effectiveness. This Amendment shall become effective when the Company has received the counterparts of this Amendment, executed and delivered by Planktos and the Seller.

4.   Representations and Warranties of the Company. In order to induce Planktos and the Seller to enter into this Amendment, the Company hereby makes the following representations and warranties to Planktos and the Seller:

4.1.   Corporate Power and Authorization. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Amendment.

4.2.   No Conflict. Neither the execution and delivery by the Company of this Amendment nor the consummation of the transactions contemplated or required hereby nor compliance by the Company with the terms, conditions and provisions hereof will conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company or any law, regulation, order, writ, injunction or decree of any court or governmental instrumentality or any agreement or instrument to which the Company is a party or by which any of its properties is bound, or constitute a default thereunder or result in the creation or imposition of any lien.

4.3.   Authorization; Governmental Approvals. The execution and delivery by the Company of this Amendment and the consummation of the transactions contemplated hereby (i) have been duly authorized by all necessary corporate action on the part of the Company and (ii) do not and will not require any authorization, consent, approval or license from or any registration, qualification, designation, declaration or filing with, any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.4.   Valid and Binding Effect. This Amendment has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

5.   Amendment to Original Agreement. The Original Agreement is hereby, and shall henceforth be deemed to be, amended, modified and supplemented in accordance with the provisions hereof, and the respective rights, duties and obligations under the Original Agreement shall hereafter be determined, exercised and enforced under the Original Agreement, as amended, subject in all respects to such amendments, modifications, and supplements and all terms and conditions of this Amendment.

6.   Ratification of the Original Agreement. Except as expressly set forth in this Amendment, all agreements, covenants, undertakings, provisions, stipulations, and promises contained in the Original Agreement are hereby ratified, readopted, approved, and confirmed and remain in full force and effect.

7. <u>No Implied Waiver.</u> The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver or modification of any provision of, or operate as a waiver of any right, power or remedy of the Parties under the Original Agreement or prejudice any right or remedy that the Parties may have or may have in the future under or in connection with the Original Agreement or any instrument or agreement referred to therein. The Parties acknowledge and agree that the representations and warranties contained in the Original Agreement and in this Amendment shall survive the execution and delivery of this Amendment and the effectiveness hereof.

8. <u>Multiple Counterparts.</u> This Amendment may be executed in several counterparts, each of which will be deemed to be an original but all of which will constitute one in the same instrument. However, in enforcing any Party's rights under this Amendment it will be necessary to produce only one copy of this Amendment signed by the party to be charged. A signature sent by legible facsimile shall be deemed an original.

9. <u>Governing Law.</u> This Amendment will be construed and enforced in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflicts of law. Each of the Parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Delaware in connection with any dispute arising under this Amendment and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each of the Parties hereby agrees that if a Party to this Amendment obtains a judgment against it in such a proceeding, the Party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each Party to this Amendment irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party at its address set forth in the Original Agreement. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by law.

The undersigned acknowledges that this Amendment shall not be effective unless and until accepted by the Company as indicated below.

Russ George "Seller"
/s/ Russ George   Dated this 21st day of November, 2005

Planktos, Inc. "Planktos"

By: /s/ Russ George   Dated this 21st day of November, 2005
Russ George
President

Solar Energy Limited "Company"

By: /s/ Andrew Wallace   Accepted this 17th day of November, 2005
Andrew Wallace
Chief Executive Officer

EXHIBIT 99

SOLAR ENERGY LIMITED
NEWS RELEASE

SOLAR ANNOUNCES CONVERSION OF DEBENTURES

November 28, 2005 - Vancouver, British Columbia - Solar Energy Limited (OTC BB "SLRE.OB") ("Solar") today announced that debentures in the aggregate amount of $3,500,000 due to Russ George have been converted into shares of Solar's common stock. The debt to equity conversion was in connection with Solar's acquisition of D2 Fusion Inc. ("D2Fusion") and Planktos Inc. ("Planktos") and was priced at $1.00 per share causing Solar to authorize the issuance of 3,500,000 shares to Mr. George.

D2Fusion is in the business of developing and delivering low-cost, clean, waste-free, practical energy applications for use in a wide range of environments from homes to industry. Having recently commenced activities at its laboratories in Los Alamos, New Mexico and Foster City, California, D2Fusion's operations are focused on the engineering and development of practical solid-state fusion thermal energy modules (radiation-free nuclear reaction units). D2Fusion's ultimate goal is to produce a small unit able to generate electricity at less than 2¢/kWh and generate heat at a fraction of today's cost, achieving both with no emissions. Should D2Fusion's successful prototype be scaled to commercial size, many of the world's energy, water, and pollution problems could be minimized.

The science and news surrounding solid-state fusion and D2Fusion can be viewed on the company's website at www.D2Fusion.com.

Planktos is in the business of developing innovative solutions to global climate change issues. Planktos' initial effort will be to conduct a series of commercial-scale pilot projects designed to sequester (absorb) greenhouse gasses by mimicking nature via the addition and replenishment of natural iron nutrients into the world's oceans in a effort to stimulate phytoplankton productivity and thus increase the sequestration of CO_2 from the atmosphere.

Solar has recently teamed-up with Diatom Corporation ("Diatom') in the developmental funding of Planktos' iron-fertilization "prove-out" program.

The process of stimulating plankton growth and the overall mission of Planktos can be viewed on the company's website at www.planktos.com.

Solar is a "green" oriented public company; its common shares trade on the OTCBB under the ticker symbol "SLRE".

A number of statements contained in this press release may be considered to be forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward-looking statements involve a number of risks and uncertainties, including timely development, and market acceptance of products and technologies, competitive market conditions, successful integration of acquisitions and the ability to secure additional sources of financing. The actual results Solar may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Solar encourages the public to read the information provided here in conjunction with its most recent filings on Form 10KSB and Form 10QSB. Solar's public filings may be viewed at www.sec.gov.

Contact:
Solar Energy Limited   **Planktos Inc./D2 Fusion Inc.**

Andrew Wallace, Chief Executive Officer   Russ George, President
Phone: (604) 669-4771   Phone (650) 274-6853 or